FOI Equity, Incorporated

(a Texas corporation)

Form C

Disclosures in Reg CF Offering

07/08/2026

TABLE OF CONTENTS


FORM C

Company Disclosures


Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	FOI Equity, Incorporated
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Texas
Date Company Was Formed (from the Company's Certificate of Incorporation)	09/30/2025
Kind of Entity	Corporation
Street Address	11105 Shady Trail, Suite 119 Dallas, TX 75229
Website Address	www.foigroup.com

	Most Recent Fiscal Year	**Previous Fiscal Year**
Total Assets	$3,000.00	N/A
Cash & Equivalents	$0.00	N/A
Accounts Receivable	$3,000.00	N/A
Short-Term Debt	$0.00	N/A
Long-Term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

Will the Company use a special purpose vehicle (SPV) in this offering?

YES	_____
NO	_____X_____

§227.201(b) – Directors and Officers

Name	David Munson Jr.
All positions with the Company and How Long for Each Position	Position: President, Chief Executive Officer How Long: Since Formation (09/30/2025)
Business Experience During Last Three Years (Brief Description)	During the past three years, Mr. Munson has served as Founder, President, and sole owner of FOI Group, LLC, a Texas limited liability company formed in 1999, where he leads intellectual property development and licensing across renewable energy, agricultural systems, and related fields. In that capacity he has managed FOI Group's portfolio of more than eleven issued U.S. patents and several pending applications, and has overseen the development of the Prairie Grass System, FOI Group's patent-pending automated agricultural pivot system (USPTO filing US 2023/0345877 A1). Mr. Munson is also Founder, President, and CEO of FOI Equity, Incorporated (since its formation on 09/30/2025) and Founder of Get Real Alliance, a nonprofit focused on soil and marine remineralization. He is the author of the book "Getting Real" and has been featured in Marquis Who's Who for sustainability and inventions. Mr. Munson holds a B.S. in Mechanical Engineering from the University of Texas at Arlington (1985).
Principal Occupation During Last Three Years	Founder, President, and CEO of FOI Group, LLC (since 1999); Founder, President, and CEO of FOI Equity, Incorporated (since 09/30/2025); Founder of Get Real Alliance (nonprofit, since 06/05/2020)
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	David Munson Jr.

§227.201(d) – The Company's Business and Business Plan

Our Business

FOI Equity, Incorporated (the "Company") is a Texas corporation formed 09/30/2025. Immediately prior to the initial closing of this offering, the Company has been owned solely by Mr. David Munson Jr., its Founder. Mr. Munson is the sole member of the Company's Board of Directors (the "Board") and is the Company's President and Chief Executive Officer.

The Company is the owner of Sixty Percent (60%) of the membership interests in FOI Group, LLC ("FOI Group"), a Texas limited liability company. Mr. David Munson Jr. owns the other Forty Percent (40%) of the membership interests in FOI Group and serves as FOI Group's sole Manager. FOI Group is an intellectual property holding and licensing company focused on the acquisition, development, protection, and monetization of intellectual property rights, including patents, patent applications, trade secrets, know-how, proprietary processes, and related intangible assets (collectively, the "IP Assets").

FOI Group may hold IP Assets directly or indirectly through one or more wholly-owned or partially-owned subsidiaries. FOI Group's business model is to generate revenue from licensing its IP Assets to third parties, enforcing or protecting its rights in the IP Assets when necessary (through demand letters, negotiated settlements, and litigation where appropriate), and where commercially appropriate, investing in or establishing operating companies (each a "Portfolio Company") that develop products and services utilizing the IP Assets.

FOI Group, LLC

FOI Group, LLC, a Texas limited liability company formed by David Munson in 1999, holds 10 issued and eight pending patent applications covering five patent families in the U.S. and international jurisdictions that address real-world threats to global food security, energy, and health. FOI Group generates revenue through third-party licensing agreements with established market participants and direct product commercialization through FOI-subsidiary companies. Products resulting from FOI Group's intellectual property have the potential to solve many of the world's most pressing issues including world hunger through an innovative approach to profitable and sustainable farming.

FOI Group Revenue

Third-Party Licensees. FOI Group monetizes its patent portfolio through license and technology transfer agreements with proven market participants. Licensing agreements with existing market participants expedite time-to-market for FOI Group-derived products where such technologies offer complementary or disruptive advantage to companies with proven track records in manufacturing, sales and marketing. One example is FOI Group's Prairie Grass System.

Prairie Grass System Case Study. Currently, animal forage is harvested utilizing inefficient methods that damage the forage crop and significantly increase costs to both farmers and customers. Forage is typically harvested by direct grazing or in the case of hay, cutting the plants very low to enable sun drying accompanied with raking and baling. Repeated animal and machinery traffic over forage fields leads to significant soil compaction and damage to the plants. FOI Group's patent-pending Prairie Grass System (USPTO patent filing US 2023/0345877 A1) offers an innovative alternative that enables farmers to harvest forage efficiently while increasing crop yields, forage nutritional value, and long-term field production.

Prairie Grass System's automatic, rotating agricultural system rotates around a central pivot point in either a full rotation or a partial arc to irrigate, plant and/or harvest a field. The agricultural system includes a center pivot frame, a plurality of frame segments connected to each other, and a feed storage bin connected to the center pivot frame and the frame segments. The frame segment includes a section frame including wheels to enable movements, a

cutter trolley beam that extends in a radial direction of the section frame, a cutterhead coupled to the cutter trolley beam to cut forage or crop, a radial conveyor that moves the cut forage or crop in the radial direction of the section frame, and a cutter conveyor that moves the cut forage or crop from the cutterhead to the radial conveyor.

Prairie Grass System is an ideal licensing opportunity for the pivot irrigation equipment market. Offering increased yield and profitability to farm customers, Prairie Grass Systems' technology can add immediate value to pivot irrigation systems sold by major agriculture equipment companies worldwide.

Subsidiary Invention Companies. FOI Group plans to establish three or more subsidiary invention companies to commercialize unique intellectual property in new markets, including without limitation the Prairie Grass Systems' technology as described above. FOI Group plans to issue license and technology transfer agreements to these subsidiary companies while retaining the ability to obtain third party financing with respect to the subsidiary companies in a similar way that FOI Equity provides for FOI Group.

We believe that FOI Group's allocation of engineering work and product development to subsidiary companies can have the effect of reducing FOI Group's operating budget and direct exposure to potential product liability risk.

FOI Group plans to support each subsidiary's marketing efforts with cutting-edge media including computer animated product videos hosted on subsidiary websites and product promotion through both mainstream media and GetRealTV (www.GetRealTV.com), David Munson's online streaming platform that engages viewers with climate focused documentaries and original content about global issues.

Additional Subsidiary Invention Companies.

Additional disclosure will be provided with respect to the FOI Group's further efforts to develop these technologies.

Our People

Mr. David Munson Jr. is the founder and inventor behind FOI Group, LLC. He is the driving force behind the company's intellectual property development and its innovative business model. With a keen eye for disruptive technologies, Mr. Munson has conceived and patented numerous groundbreaking inventions across various industries.

§227.201(e) – Number of Employees

The Company currently has one (1) employee, Mr. David Munson.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, an Investor must rely on such Investor's own examination of the Company and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $100,000. If we have not raised at least the target amount by 12/31/2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

The crowdfunding portal will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____	Yes
	_____	No
What is the maximum you will accept in this Offering (it may not exceed $1,000,000)?	$1,000,000	
If Yes, how will the Company deal with the oversubscriptions?	_____	We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate.
	____X____	We will accept subscriptions on a first-come, first-served basis.
	_____	Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Offering expenses (legal, accounting, filing fees)	$80,000
Working capital and general corporate purposes	$20,000
Support for FOI Group, LLC operations and IP development	$0
TOTAL	$100,000

If we raise the maximum goal of $1,000,000:

Use of Money	How Much (approximately)
Offering expenses (legal, accounting, filing fees)	$80,000
Working capital and general corporate purposes	$420,000
Support for FOI Group, LLC operations and IP development	$500,000
TOTAL	$1,000,000

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;

- If you decide to invest, press the Invest Now button

- Follow the instructions

The minimum amount you can invest in the Reg CF Offering is $1,000. The maximum investment that will be accepted from any investor is $200,000. Investments above the minimum may be made in increments of $1.00; provided however, the Company will not sell and issue fractional shares.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 48 hours prior to the deadline identified in these offering materials.

To cancel your investment, log into your account at https://invown.com (the Funding Platform), go to your dashboard, find your offering and click cancel.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Funding Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering securities in the form of shares of its Nonvoting Common Stock, no Par Value. Each share of Nonvoting Common Stock is being offered at a purchase price of $0.50 per share (the "Purchase Price"). The aggregate Purchase Price of all Shares if the maximum Offering is sold and issued is $1,000,000.

The Company's Board of Directors, comprising David Munson Jr. as the sole Director, has determined the offering price of the Shares in the exercise of its business judgment. There was no independent appraisal done of the Shares in the determination of the Offering price. The Purchase Price is based upon a fully-diluted post-money enterprise valuation of $5,000,000.

§227.201(m) – Terms of the Securities

Overview

The Company is offering shares of its Nonvoting Common Stock, no Par Value (the "Nonvoting Common Stock"). A description of the terms and conditions of the Nonvoting Common Stock follows. Additional details are set forth in the Nonvoting Common Stock Summary of Terms attached hereto as Exhibit B.

Dividends

The Nonvoting Common Stock will be entitled to receive dividends payable when, as, and if declared by the Board of Directors.

Voting Rights

Each share of Nonvoting Common Stock will be entitled to one (1) vote on matters required to be voted upon by the Company's shareholders.

Limits on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

 (1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Who Controls the Company

FOI Equity, Incorporated is controlled by its Board of Directors and key officers. The Board consists of one member: David Munson Jr. Mr. Munson holds all officer positions, including President and Chief Executive Officer. He holds 100% of the voting power prior to the Offering because the other shares of the Company's capital stock proposed to be offered hereby are non-voting.

How the Exercise of Rights by Controlling Persons Could Affect You

The individual who controls the Company could take many actions that would affect the holders of the Nonvoting Common Stock, including these:

- He could make bad decisions, harming the Company.
- He could devote less time to the Company than it requires.
- He could issue securities with rights superior to those of the Nonvoting Common Stock.
- He could pay himself excessive compensation.
- He could hire friends or relatives and pay them more than they're worth.
- He could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.
- He could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your shares of Nonvoting Common Stock you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of Nonvoting Common Stock do not have preemptive rights, i.e., the right to buy securities issued by the Company in the future, except as may be set forth in the Company's governing documents.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you will be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of Nonvoting Common Stock, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Common Stock	8,000,000 shares	Standard voting rights; each share has one vote per share; held entirely by David Munson Jr., founder.

§227.201(n) – The Funding Portal

The Company is offering its securities through Invown Funding Portal LLC, which is a Funding Portal licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00329 and the Funding Portal Registration Depository (FPRD) number is 000312976.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Invown Corp, parent company of the Funding Portal as follows:

- An administrative fee of $1,299 per month or $999 per month if paid annually in advance; plus
- A success fee equal to 1.5% of the amount raised.

Invown Funding Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering (except for the compensation described above), nor is there any arrangement for Invown Funding Portal LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
None	$—	—%		

Explanation for Investors

The Company does not have any material indebtedness. The indebtedness listed in the table above, if any, is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company has not conducted any other exempt offering during the past three years other than its sale and issuance of shares of Common Stock to its founder, Mr. David Munson Jr.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company and Mr. David Munson Jr. have executed that certain Company Agreement of FOI Group, LLC, a Texas limited liability company ("FOI Group"), which provides that the Company will own Sixty Percent (60%) of the Membership Interests of FOI Group, and Mr. Munson will own Forty Percent (40%) of its Membership Interests. FOI Group is the entity through which the Company conducts its intellectual property holding and licensing business.

Neither the Company nor any entities controlled by or under common control with the Company is a party to any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, except as described above.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company is a recently formed entity and has limited to no operating history. To date, its costs of operations have been borne by Mr. David Munson Jr., its founder. The Company's sole source of capital will be proceeds from this Offering until it is able to generate revenue from its business operations.

Capital Resources

The Company has limited financial resources. Its capital structure consists of Common Stock held entirely by its founder prior to the closing of this Offering. The Company has no debt financing. The Company's sole source of operating capital will be the proceeds from this Offering.

Historical Results of Operations

The Company was formed 09/30/2025 and has had limited operating activity. No revenue has been recorded for any period. Operating expenses to date have been borne entirely by the founder. These results reflect the Company's early stage of operations.

Changes and Trends

There were no significant changes in the Company's financial condition or operations following its formation. The Company remains in a pre-revenue phase and continues to focus on foundational activities. Trends in operating results will be more measurable once the Company begins generating revenue or completes additional funding rounds.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit C: Financial Statements.

§227.201(u) – Disqualification Events

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Funding Platform.

§227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website at www.foigroup.com no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

FOI Equity, Incorporated is a holding company whose primary asset is its Sixty Percent (60%) membership interest in FOI Group, LLC, an intellectual property holding and licensing company. The value of an investment in the Company is therefore directly tied to the performance of FOI Group and its IP Assets.

The Company is a recently formed entity with no operating history and no revenue. The Company's founder, Mr. David Munson Jr., currently bears all costs of operations. An investment in the Company is speculative and involves a high degree of risk. Prospective investors should understand that investments in early-stage companies are inherently risky, may be illiquid, and there is no guarantee of return.

[Signature page follows.]

FOI EQUITY, INCORPORATED

Signature Page for Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FOI Equity, Incorporated

DATED: July 8, 2026   By: */s/ David Munson Jr., CEO*
                                                           David Munson Jr., CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: */s/ David Munson Jr., CEO*   July 8, 2026
David Munson Jr., President and CEO   Date

EXHIBIT A
RISKS OF INVESTING

The shares of Nonvoting Common Stock (the "Shares") offered hereby are speculative, involve a high degree of risk, and should be considered only by persons who can afford the loss of their entire investment. The following constitute some of the potential risks of an investment in the Shares and should be carefully considered by prospective investors prior to purchasing any Shares. The order of the following is not intended to be indicative of the relative importance of any described risk, nor is the following intended to be inclusive of all risks of an investment in the Shares.

Risks Relating to the Company's Business

Need for Substantial Additional Funds

Even if the Offering is successful and we receive all of the cash proceeds we are seeking, there will be a need for substantial additional funds to carry out our Business Plans (attached here as Exhibit A). There can be no assurance that we will be able to obtain such funds, or obtain them on acceptable terms. We may be required to sell additional equity securities to achieve our business goals, and our issuance of additional securities likely would result in dilution to the interests of investors purchasing Shares in this Offering.

Even if the aforementioned financing plans are successfully completed, our operations may not produce the cash flow needed to pay our operating expenses, or there may be unexpected liabilities or needs as our business develops. Adequate funds for these purposes may not be available when needed or on acceptable terms.

Limited Business History

The Company was formed 09/30/2025 and has a limited operating history. FOI Group's business model is focused on acquiring, developing, protecting, and monetizing IP Assets through licensing, enforcement/protection activities, and, where commercially appropriate, investing in or establishing operating companies that develop Products utilizing the IP Assets. As a result, the Company's and FOI Group's historical financial information, operating results, and prior performance (if any) may not be meaningful indicators of future performance, and prospective investors should not place undue reliance on any projections, assumptions, or forward-looking statements regarding the Company, FOI Group, the IP Assets, or any products.

New Products Based on IP Assets; Development, Commercialization, and Performance Risk

Our IP Assets are new and may be unproven in the market, and the Company may encounter material risks and uncertainties in creating, developing, securing, protecting, and marketing its IP Assets. The Company may be unable to achieve market acceptance, competitive differentiation, or commercially reasonable pricing and margins for its IP Assets, and demand (if it develops) may be lower than expected or may diminish over time due to factors beyond the Company's control, including costs of production, delivery, and other market conditions.

Reliability of Projections

The projections included in the Business Plans are subject to substantial risk, uncertainties and contingencies and are based on hypothetical assumptions and events over which we have only partial or no control. The selection of assumptions underlying such projected information required the exercise of our business judgment, and changes in the facts or circumstances underlying such assumptions could materially affect the projections. As a result, no assurance can be made that we will achieve the operating or financial results set forth in the projections included in the Business Plans. Our projections have not been reviewed or authenticated by an independent third party.

<u>Indemnification of Officers and Directors; Limitations of Liability</u>

The Texas Business Code ("TBOC"), and our Certificate of Formation and Bylaws provide for the indemnification of our officers and directors. It is possible that the indemnification obligations imposed under these provisions could result in a charge against our earnings and therefore affect our profitability and availability of funds for the payment of dividends to our stockholders.

<u>No distributions are likely on our stock for the foreseeable future</u>

We do not intend in the foreseeable future to pay dividends or make distributions with respect to the Nonvoting Common Stock. Purchasers of the Shares should not expect to receive any such distributions in the foreseeable future.

<u>Risks related to the acceptance of the Company's products</u>

The Company has made certain assumptions about the pricing and costs in the geographic markets we intend to target to license our IP Assets. Pricing in these and other markets will depend on several factors that are beyond the Company's control, including, but not limited to, raw materials, manufacturing cost and delivery costs. In the event costs in these markets fluctuate and the Company products cannot be produced efficiently our margins will be reduced and demand for our products could decrease. The Company can give no assurances that demand for our products will develop or that if such demand does develop, that it will not diminish over time. Accordingly, our ability to expand our business operations may be limited.

<u>Risks related to undetected defects in the Company's products</u>

Products based on the Company's IP Assets may contain undetected defects when first introduced. Products also incorporate components manufactured by third-parties that may have undetected defects. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause the manufacturers incorporating the Company's intellectual property into their products to incur significant repair and warranty costs, divert the attention of their engineering personnel from their product development efforts, lead to delays or interruptions in the provision of services, and cause significant customer relations problems. Due to our limited operating history and the fact that our IP Assets are new and rapidly evolving, the Company may not be able to accurately predict the effect that the failure rate of products incorporating our IP Assets will have, and the number of claims that may be made against our license holders for warranties.

<u>Dependence on hiring and retaining key personnel</u>

Our success depends to a significant degree upon the skills of our key employee Mr. David Munson Jr. We may be unsuccessful in retaining our existing key personnel or in attracting and retaining additional key personnel. The loss of services of key personnel (either through death, disability, termination of employment, or resignation), or the inability to attract, hire and retain additional qualified personnel could have a material adverse effect upon our business and operating results. We do not have "key man" life insurance policies insuring the lives of our key employees.

We may not be able to hire and retain the technical personnel necessary to continue our product development and production expansion, which could cause delays in implementation of our Business Plans.

<u>Potential litigation; product liability risks</u>

Potential intellectual property, stockholder or other litigation may adversely impact the Company's business. Because of the nature of our business, we may face litigation relating to intellectual property matters,

labor matters and product liability disputes. Any litigation could be costly, divert management attention or result in increased costs of doing business.

A malfunction or the inadequate design of our products could result in product liability or other tort claims. Accidents involving our products could lead to personal injury or physical damage, including potential damage to the condenser units where the turbines are installed. Although we intend to reduce the risk of these types of losses through liability limitation clauses in our sales agreements and through insurance, we cannot assure investors that our efforts will limit our liability effectively. Any liability for damages resulting from malfunctions could be substantial and could materially adversely affect our business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of our products. This could result in a decline in demand for our products, which would materially adversely affect our financial condition and results of operations. It is unlikely that we will incur direct liability for problems with products based on our IP Assets, but the reputational risk could be significant.

We also are subject to the additional liability risks of all businesses, such as employment-related liability, contractual disputes and similar matters. Even where claims have no merit, we may have to incur expenses in defending against or settling them. We maintain liability insurance in amounts we believe are reasonable under the circumstances.

Competition

While we believe that we have taken steps to protect the competitive advantage that we have because of our innovative products, undoubtedly, if we experience success in our business, other companies likely will seek to develop products that compete directly with ours. These other companies may have significantly greater resources than ours, may be able to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products, and we may be unable to compete effectively. We expect to experience indirect competition for our products.

Dependence on intellectual property

The Company depends on our IP Assets and intellectual property to make our products competitive. Certain IP Assets may include filing provisional patent applications covering our technology with the United States Patent and Trademark Office. It is possible that a patent will not issue, or that if it does, that it will include all of our claims. If we are unable to protect our intellectual property by prosecuting this patent successfully, our business may suffer. In certain cases we will rely on patent law to establish and protect our intellectual property rights in our products. While our patent rights would provide us with certain competitive advantages, our patent or patents (if issued) may be invalidated, circumvented or challenged. Future patents of others may be issued within the scope of the claims that we asserted. We cannot assure investors that any patent that we own in the future will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to us, or that any of our pending patents will be issued with the scope of the claims that we have asserted, if at all. Further, the Company cannot assure investors that third-parties or competitors will not develop technologies that are similar or superior to our products, duplicate our technology or design around our patents.

Risk of intellectual property infringement

Third parties may claim infringement by us with respect to past, current or future proprietary rights. Litigation may also be necessary in the future to enforce our patent, protect any of our other intellectual property rights, and determine the validity and scope of proprietary rights of others. Future patent infringement disputes, with or without merit, could result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements that we did not anticipate. We cannot be certain that the necessary licenses would be available or that they could be obtained on commercially acceptable terms. If we fail to obtain these royalty or

licensing agreements in a timely manner and on commercially acceptable terms, our business, results of operations and financial condition would be materially adversely affected.

Regulatory risk

We may operate in a highly regulated business environment and changes in regulation could impose unanticipated costs or make our current and proposed products less economical. We may incur material costs or liabilities in complying with government regulations. In addition, we may require potentially significant expenditures to comply with evolving environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future.

Determination of Offering Price

There is no market for the Shares. The offering price for the Shares has been determined by our Board of Directors in the exercise of its judgment and discretion. There has not been an independent appraisal or valuation of the Shares. Such appraisal or valuation could result in a different price per share than that set forth in the Memorandum.

The Minimum Capitalization For This Offering is $100,000

The Offering may close even if not all of the Shares are sold. Although we are basing our disclosure in this Memorandum and the attachments hereto on the receipt of $1,000,000 in this Offering, the actual amount received may be as little as $100,000. In the event we receive less than $100,000 in the Offering, we will not close the Offering, and will need to obtain investment capital from another source. There is no assurance that we could obtain such funds from any source, or obtain such funds on terms acceptable to us. Even if we were successful in doing so, we will incur additional financing costs not reflected in the projections included in this Memorandum.

The Ability of Investors in the Shares To Affect Our Policies Is Limited

After the Offering, our Founder Mr. David Munson Jr. will own a majority of the issued and outstanding capital stock of the Company. Except for matters for which consent of the holders of the Shares is required by agreement, by the TBOC, or pursuant to our Certificate of Formation or Bylaws, our principals will have the right to cast a deciding vote on all matters brought to the vote of the stockholders, and will have the right to act by consent on such matters without bringing them to the vote of the other stockholders. Consequently, our principals will have significant authority and control over our company and our business, and investors in the Shares will have only such rights with respect to approval of our company actions or transactions as are specifically set forth in the TBOC, our Certificate of Formation, Bylaws or other agreements entered into by the investors in the Shares in the Offering.

No Prior Public Market; Limited Trading Market Expected

Presently there is no market for the Shares. It is unlikely that an established trading market will develop for the Shares upon completion of this Offering or at any time in the future. We do not expect to register the Shares or our Nonvoting Common Stock with the Securities and Exchange Commission, the securities regulator of any state, or with any stock exchange in the foreseeable future. As a result, investors who may need or wish to dispose of all or a part of their investment in the Shares may not be able to do so.

We are not Subject To Public Company Regulation

As a private company, we will not be subject to many requirements of the federal securities laws, such as public disclosure requirements, the requirement to prepare audited financial statements, proxy regulation and other matters. We do not intend to become subject to such regulation in the foreseeable future.

Transferability Restrictions

The purchase of Shares should be viewed as a long-term investment. The offer and sale of the Shares will not be registered under the Securities Act of 1933 or under any state securities or "Blue Sky" laws and are offered pursuant to exemptions from registration that depend in part upon the investor's investment intent. Investors will be required to represent that they are purchasing the Shares for their own account for investment purposes only and not with a view to resale or distribution. No subsequent transfer of the Shares may be made unless such transfer is registered under the Securities Act of 1933 and applicable state securities or "Blue Sky" laws, or an exemption is available. In connection with any such transfer, we may require that the investor provide us with an opinion of legal counsel stating that the transfer complies with such securities laws and pay any cost incurred in connection with such transfer as a precondition to the effectiveness of any such transfer.

Dilution

An investor's relative interest in the Company may be materially diluted to the extent that we issue new shares or securities pursuant to one or more capital raising transactions, to attract directors, executive officers and employees to provide their services to the Company, or to enter into joint venture and other arrangements with suppliers, customers or other third parties. We are reserving a certain percentage of our total issued and outstanding shares of capital stock (calculated as of the date of closing following the sale and issuance of the maximum number of shares authorized for sale in this Offering) for issuance to employees, independent contractors, advisors, or certain other third parties pursuant to the 2026 Incentive Stock Plan. Future transactions of these types may result in additional Company equity interests being issued. Such transactions could result in a dilution of voting power, book value or earnings per share available to the Shares, grant certain voting or other control rights to outside parties, or provide for other terms which an individual holder of Shares might consider disadvantageous.

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EXHIBIT B
NONVOTING COMMON STOCK SUMMARY OF TERMS
FOI EQUITY, INCORPORATED

07/08/2026

This is a summary of certain principal terms of the Regulation Crowdfunding offering of up to $1,000,000 of Nonvoting Common Stock of FOI Equity, Incorporated (the "**Company**"). This summary is provided for informational purposes only and does not amend or supersede the terms set forth in the Company's Form C and related offering materials.

<u>OFFERING TERMS</u>

Issuer:	FOI Equity, Incorporated, a Texas corporation (the "**Company**").
Securities:	The Company is offering for issuance and sale shares of its Nonvoting Common Stock (the "**Nonvoting Common Stock**"), for an aggregate purchase price of up to $1,000,000. Subject to the remaining provisions of this Summary of Terms, the Company is offering up to 2,000,000 shares of its Nonvoting Common Stock at a per share price of $0.50 pursuant to a Regulation Crowdfunding offering under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding (the "**Offering**").
Closing Dates:	The Company's initial sale and issuance of shares of its Nonvoting Common Stock under the Offering will occur upon the Company selling at least Two Hundred Thousand (200,000) shares of Nonvoting Common Stock in this Offering for aggregate sales proceeds of at least $100,000. Thereafter, the Company may sell unsold shares of Nonvoting Common Stock authorized hereby in one or more closings occurring at any time following the initial closing in the Company's discretion. Each closing also shall be subject to the satisfaction of the Conditions to Closing described herein.
Price Per Share:	The per share price for the Nonvoting Common Stock will be $0.50 per share (based on the capitalization of the Company set forth below) (the "**Original Purchase Price**").
Post-Money Valuation:	The Original Purchase Price is based upon a fully-diluted post-money enterprise valuation of $5 million.
Capitalization:	The Company's capital structure immediately prior to and at the Closing is set forth in Attachment I.
Dividends:	The Nonvoting Common Stock will be entitled to receive dividends payable when, as, and if declared by the Board of Directors.
Voting Rights:	Each share of Nonvoting Common Stock will be entitled to one (1) vote on matters required to be voted upon by the Company's shareholders.

SUBSCRIPTION AGREEMENT	
Purchase of Shares	Investors purchasing shares of Nonvoting Common Stock in the Offering will make their investment commitments and complete the applicable investment process through the Regulation Crowdfunding funding portal or broker-dealer hosting the Offering, in accordance with Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Investors purchasing shares in the Regulation CF Offering will purchase shares through the Regulation Crowdfunding funding portal or broker-dealer registered under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), through which the Offering is conducted.
Representations and Warranties:	The investment process shall include standard investor representations and acknowledgments appropriate for a Regulation Crowdfunding offering, including that each investor has been provided the required offering materials and is purchasing in compliance with applicable investment limitations and other requirements of Regulation Crowdfunding.
Conditions to Closing:	Conditions to Closing: 1. Standard conditions to Closing, which shall include, among other things, satisfactory completion of financial and legal due diligence, qualification of the shares under applicable Blue Sky laws, and amending the company's Certificate of Formation to provide for a reverse share split with respect to the Company's outstanding shares of Common Stock prior to the initial closing and to designate voting and nonvoting shares of Common Stock. 2. The Company shall have reserved a certain percentage of its total issued and outstanding shares in an incentive equity pool. These shares shall come from the shares owned by the founder, Mr. David Munson, Jr. The shares of stock in the pool will be granted under options or stock grants approved by the Board of Directors pursuant to the terms of an Incentive Plan acceptable to Investors in this financing.
Counsel and Expenses:	Company counsel to draft closing documents. Each party shall bear their own legal expenses. Company Counsel: Roland Wiederaenders, Attorney Ferguson Braswell Fraser Kubasta PC 4301 Westbank Drive, Building A, Suite 225 Austin, Texas 78746

Attachment I

Capitalization

The Company has the following pre-money capitalization:

Founders:	Shares of Common Stock	Percentage Ownership
David Munson Jr.	8,000,000	100%

The capitalization of the Company after the closing of the sale and issuance of its Nonvoting Common Stock   under the Offering assuming the sale of $1,000,000 of Nonvoting Common Stock will be as follows:

	Shares	Percentage Ownership	Purchase Price
David Munson Jr.	8,000,000	80%	-
Nonvoting Common Stock (issuable pursuant to this Offering)	2,000,000	20%	$1,000,000
Total	10,000,000	100%	

EXHIBIT C
FINANCIAL STATEMENTS

FOI EQUITY, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

FOI EQUITY, INC

INDEX

DECEMBER 31, 2025



BURDS REED & MERCER, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
FOI Equity, Inc
Dallas, Texas

We have reviewed the accompanying financial statements of FOI Equity, Inc (Company), which comprise the balance sheet as of December 31, 2025 the related statements of income, statement of cash flows, and changes in shareholder's equity for the year then ended, as well as the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dallas, Texas 75204
July 1, 2026

4144 N. Central Expressway, Suite 1230 Dallas, TX 75204 (214) 219.2600 ofc   (214) 219.2605 fax

FOI Equity Inc
Balance Sheet
As of December 31, 2025

Assets

Current Assets

Due from shareholder	3,000
Total Current Assets	3,000
Total Assets	$ 3,000

Liabilities and Stockholders' Equity

Current Liabilities

Total Current Liabilities	0

Long-Term Liabilities

Total Long-Term Liabilities	0
Total Liabilities	0

Stockholders' Equity

Common Stock, $.0001 per share par value, authorized shares: 10 million, issued shares: 10 million	1,000
Additional Paid-In-Capital	2,000
Total Liabilities and Stockholders' Equity	$ 3,000

FOI Equity Inc
Income Statement
For Year Ended December 31, 2025

Sales		
Total Sales		0.00
Gross Profit		0.00
Operating Expenses		
Total Operating Expenses		0.00
Operating Income (Loss)		0.00
Other Income (Expenses)		
Total Other Income (Expenses)		0.00
Net Income (Loss) Before Taxes		0.00
Income Tax Expense		0.00
Net Income (Loss)	$	0.00

FOI Equity Inc

Statement of Changes in Shareholder's Equity

For Year Ended December 31, 2025

Balance at January 1, 2025	0
Capital Contribution	3,000
Balance at December 31, 2025	$ 3,000

FOI Equity Inc
Statement of Cash Flows
For Year Ended December 31, 2025

Cash Flows from Operating Activities

Net income (loss) | $ | 0

Adjustments to reconcile net income (loss) to

net cash provided by (used in) operating activities:

    Net Cash Provided By (Used In) Operating Activities

Cash Flows from Investing Activities

Cash Flows from Financing Activities

    Beginning Cash and Cash Equivalents | $ | 0

    Ending Cash and Cash Equivalents | $ | 0

NOTE 1 – NATURE OF OPERATIONS

FOI Equity, Inc is a corporation organized and incorporated under the laws of the State of Texas. **Business Activity** – FOI Equity, Inc is engaged in patenting and licensing technology through investments in different startup entities. This year represents the initial year of operations.

Date of Management's Review – The Company has evaluated subsequent events through July 1, 2026, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements through that date.

NOTE 2 – RELATED PARTY TRANSACTIONS

At year end, FOI Equity, Inc is due $3,000 from David Munson Jr., who is also 100% owner of the company. This receivable is unsecured, non-interest bearing, and due on demand.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company recognizes income and expenses on the accrual method of accounting; consequently, certain revenues and the related assets are recognized when earned rather than when received, and certain expenses are recognized when the obligation is incurred rather than when paid.

Income Taxes – FOI Equity, Inc is treated as corporation for federal income tax purposes. Federal income tax is payable by the corporation.

For the year ended December 31, 2025, FOI Equity, Inc accrued $0 in income tax expense and all income tax is based on domestic activity. We note there was no income or expenses for the current fiscal year.